EXHIBIT 21.1

Subsidiaries of Valassis Communications, Inc.

Subsidiary Legal Name	Name Under Which Business is Conducted	State or Country of Incorporation
Valassis Manufacturing Company	Valassis Manufacturing Company	Delaware
Valassis Sales and Marketing Services, Inc.	Valassis Sales and Marketing	Delaware
NCH Marketing Services, Inc.	NCH	Delaware
Promotion Watch, Inc.	Promotion Watch	Delaware
Valassis Relationship Marketing Systems, LLC	VRMS	Delaware
Valassis Data Management, Inc.	Valasssis Data Management	Delaware
Valassis Canada Inc.	Valassis of Canada	Canada
Valassis Direct Mail, Inc.	Valassis Direct Mail	Delaware
Valassis In-Store Solutions, Inc.	Valassis In-Store Solutions	Delaware
MailCoups, Inc.	MailCoups	Delaware
Valassis Interactive, Inc.	Valassis Interactive	Delaware

This list excludes sixteen subsidiary companies of which six are domestic and ten are foreign.